                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                      INNOVATIVE VALVE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                      INNOVATIVE VALVE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
               and Associated Rights to Purchase Series A Junior
                         Participating Preferred Stock
                         (Title of Class of Securities)

                                   45767J106
                     (CUSIP Number of Class of Securities)

                               WILLIAM E. HAYNES
                            CHIEF EXECUTIVE OFFICER
                      INNOVATIVE VALVE TECHNOLOGIES, INC.
                         2 NORTHPOINT DRIVE, SUITE 300
                              HOUSTON, TEXAS 77060
                                 (281) 925-0300
          (Name, Address and Telephone Number of Person Authorized to
    Receive Notice and Communications on Behalf of Person Filing Statement)

                                WITH A COPY TO:

                               JOHN R. BOYER, JR.
                      BOYER, EWING & HARRIS, INCORPORATED
                          9 GREENWAY PLAZA, SUITE 3100
                              HOUSTON, TEXAS 77046
                                 (713) 871-2025
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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Innovative Valve Technologies, Inc., a Delaware corporation (the "Company" or "Invatec"), and the address of the principal executive offices of the Company is 2 Northpoint Drive, Suite 300, Houston, Texas 77060. The title and the class of equity securities to which this Statement relates is the Company's common stock, par value $.001 per share (the "Common Stock") and the associated rights to purchase Series A Junior Participating Preferred Stock pursuant to the Rights Agreement, as defined below (the "Rights" and, together with the Common Stock, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the cash tender offer (the "Offer") by Forrest Acquisition Sub, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Flowserve Corporation ("Parent" or "Flowserve"), disclosed in a Schedule 14D-1 dated November 22, 1999 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "SEC") by Flowserve and Purchaser to purchase all outstanding Shares at a price of $1.62 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight (New York City Time) on December 21, 1999, unless extended in accordance with applicable law and the terms of the Merger Agreement (as defined below).

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 18, 1999 (the "Merger Agreement") among the Company, Flowserve and Purchaser. A copy of the Merger Agreement is filed as Exhibit 3 to this
Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law" or the "DGCL"), Purchaser will be merged into the Company (the "Merger"). Following consummation of the Merger, the Company will be a wholly-owned subsidiary of Flowserve. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Invatec or by any subsidiary of Invatec, or owned by Flowserve, Purchaser or any other subsidiary of Flowserve, or Shares held by stockholders who shall have demanded and perfected appraisal rights in accordance with the requirements of Delaware Law) will be canceled and converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest (the "Merger Consideration").

     The Schedule 14D-1 states that the principal executive offices of each of Flowserve and Purchaser are located at 222 W. Las Colinas Boulevard, Suite 1500, Irving, Texas 75039.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the entity filing this Statement, are set forth in Item 1 above. Certain information contained in this Schedule 14D-9 or incorporated herein by reference concerning Flowserve, Purchaser or their affiliates, or actions or events with respect to any of them, was provided by Flowserve, and the Company takes no responsibility for such information.

     (b) Except as described herein, or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex B (which is hereby incorporated by reference), to the knowledge of the Company, as of the date hereof, there is no material contract, agreement, arrangement or understanding, and no actual or potential conflict of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Flowserve, Purchaser or their respective executive officers, directors or affiliates.

     In considering the recommendation of the Board of Directors of the Company (the "Board") set forth in Item 4 below, the Company's stockholders should be aware that certain members of the Company's management and certain members of its Board have interests in the Offer and the Merger, which are described herein and in Annex B hereto and which may present them with certain conflicts of interest. The

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Board was aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

  The Merger Agreement

     Information with respect to the terms of the Merger Agreement and certain related matters, including the Merger, is set forth under the headings "INTRODUCTION", "Terms of the Offer", "Background of the Offer", "Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Stockholder Agreements; Other Matters", "Certain Conditions of the Offer" and "Certain Legal Matters" in the Offer to Purchase, a copy of which is filed as
Exhibit 5 hereto and is hereby incorporated herein by reference.

  Indemnity and Limitation of Liability

     The Company has entered into indemnification agreements with certain of its directors and certain of its executive officers by which the Company provides such persons with the maximum indemnification allowed under applicable law, with regard to all judgments, penalties, fines, amounts paid in settlement and expenses (including attorneys' fees) whatsoever arising out of any event or occurrence related to the fact that such person is or was a director or officer of the Company, with certain limitations and exceptions. A copy of the form of such indemnification agreement is filed as Exhibit 8 to this Schedule and is hereby incorporated herein by reference. To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, employees, agents or fiduciaries of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person serves at the written request of the Company, the indemnified person will be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director, officer, employee, agent or fiduciary under such policy or policies. The agreements are binding upon any successor to the Company. The agreements continue in effect regardless of whether the indemnified person continues to serve as a director or officer of the Company.

     In accordance with Delaware Law, Article Eighth of the Company's Certificate of Incorporation eliminates the personal liability of a director to the Company and its stockholders for monetary damages for breaches of fiduciary duty as a director, provided, however that such provisions do not eliminate or limit the liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, with respect to unlawful dividend payments and stock purchases and redemptions, or (iv) for any transactions from which such director derived an improper benefit. A copy of the Certificate of Incorporation is filed as Exhibit 6 to this Schedule and is hereby incorporated herein by reference.

     Subject to certain limitations, but otherwise to the greatest extent permitted by applicable law, Article VI of the Company's Bylaws also provides for indemnification of officers and directors of the Company (or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, provided such person is or was serving in such capacity at the written request of the Company), with respect to any event or occurrence relating to the fact that the indemnitee is or was a director or officer. A copy of the Bylaws is filed as Exhibit 7 to this Schedule and is hereby incorporated herein by reference.

     Delaware Law obligates the Company, as the surviving company in the Merger, to fulfill and honor after the consummation of the Merger its current obligations under the indemnification agreements and the bylaws.

     The Merger Agreement obligates the Company, as the surviving company in the Merger, and Flowserve to indemnify the present and former directors and officers of Invatec in respect of certain actions taken prior to the Effective Time of the Merger for a period of not less than six years from the Effective Time.

     Liability Insurance

     Each of the Company's directors and executive officers is insured against liabilities incurred by them in connection with their service in such capacities. The insurance policy provides aggregate coverage of
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$15,000,000 for claims made during the effective period of the policy. Upon a change of control, as contemplated in the Offer, the policy provides that it continues in full force and effect as to acts occurring prior to the effective time of the transaction, but not for any act occurring thereafter. The Merger Agreement obligates Flowserve (or the Company, as the surviving corporation) to maintain in effect directors' and officers' liability insurance with respect to actions that shall have been taken prior to the Effective Time of the Merger on terms and conditions no less favorable to such persons than those in effect under Invatec's directors' and officers' liability insurance as was in effect at the Effective Time; provided that the surviving corporation shall not be required to pay aggregate premiums for insurance in excess of 200% of the aggregate premiums paid by the Company in 1999 on an annualized basis for such purpose.

     Rights Agreement

     The Company has amended the Rights Agreement (the "Rights Amendment") to provide that none of Parent, Purchaser or any of their Affiliates or Associates shall be an Acquiring Person, and no Stock Acquisition Date, Distribution Date, Flip-In or Flip-Over Event (as such terms are defined in the Rights Agreement) shall occur, as a result of (i) the execution, delivery or performance of the Merger Agreement or the consummation of the transactions contemplated thereby,
(ii) the execution, delivery or performance of the Stockholder Agreements (as hereinafter defined) or the consummation of the transactions contemplated thereby, (iii) the announcement of the Offer, the Merger Agreement or the Stockholder Agreements or the making or commencement of the Offer, or (iv) any of such parties becoming the beneficial owner of Shares pursuant to the Offer, the Merger Agreement, the Stockholder Agreements or any transactions contemplated thereby. The Rights will expire pursuant to the terms of the Rights Amendment immediately prior to the Effective Time. Copies of the Rights Agreement and the Rights Amendment are filed herewith as Exhibits 9 and 10, respectively, and are incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

     Stockholder Agreements

     Concurrently with the execution and delivery of the Merger Agreement, Roger
L. Miller, William E. Haynes, Charles F. Schugart and Douglas R. Harrington, Jr. (collectively, the "Granting Stockholders") entered into a Stockholder Agreement with Purchaser (the "Stockholder/Option Agreement") pursuant to which they agreed to tender (and not withdraw) their Shares in the Offer, granted an irrevocable proxy to Purchaser's designees with respect to their Shares and granted to Purchaser an option to purchase the Shares held by them at the offer price under specified circumstances. Also on November 18, 1999, each of Philip Industrial Services Group, Inc. and Philip Environmental Services, Inc. (each a "Chapter 11 Stockholder" and collectively with the Granting Stockholders, the "Selling Stockholders"), entered into a Stockholder Agreement (each a "Chapter 11 Stockholder Agreement," and together with the Stockholder/Option Agreement, the "Stockholder Agreements") with Purchaser. The Chapter 11 Stockholders are affiliates of Philip Services Corp. and have filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the Bankruptcy Court for the District of Delaware (the "Delaware Bankruptcy Court"). Each Chapter 11 Stockholder Agreement is similar to the Stockholder/Option Agreement except that it does not contain an option to purchase provision and it conditions effectiveness on Delaware Bankruptcy Court approval of that Chapter 11 Stockholder Agreement or the earlier confirmation by the Delaware Bankruptcy Court of a plan of reorganization for that Chapter 11 Stockholder. The Selling Stockholders collectively own 3,125,400 Shares, or 32.3% of the outstanding Shares.

     The foregoing is a summary of certain provisions of the Stockholder Agreements and is qualified in its entirety by reference to the Stockholder Agreements, copies of each of which are filed as Exhibits 12.1, 12.2 and 12.3 hereto.

     Other Matters

     Certain other contracts and arrangements between the Company and certain of its directors and executive officers are discussed in the Information Statement attached as Annex B to this Schedule 14D-9.

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     Other Material 1998 Transactions with Invatec Directors and Executive
     Officers

     The standard compensation and stock option grant policies for Invatec Board members, and the 1998 compensation and option grants to certain executive officers, are described in the Information Statement attached as Annex B to this
Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors

     The Board has determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, has unanimously approved and declared advisable the Offer, the Merger and the Merger Agreement, and unanimously recommends that stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.

     As set forth in the Purchaser's Offer to Purchase, the Purchaser will purchase Shares tendered prior to the close of the Offer if the Minimum Condition shall have been satisfied at that time and if all other conditions to the Offer have been satisfied or waived. If certain conditions to the Offer have not been satisfied or if fewer than 90% of the Shares have been tendered in the Offer, the Purchaser may extend the expiration date for the minimum period of time. Stockholders considering not tendering their Shares in order to wait for the Merger should note that the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied. Under the DGCL, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding shares of Common Stock are required to approve and adopt the Merger. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder.

     A letter to stockholders communicating the Board's recommendations is filed as Exhibit 4 hereto and is hereby incorporated herein in its entirety by reference.

     (b) Background of the Offer; Reasons for the Recommendation

     Background of the Offer

     Commencing in the second quarter of 1998, Invatec's business was negatively impacted by significant slow downs experienced by its customers in the exploration and production, petroleum refining, petrochemical, chemical and pulp and paper industries. As a result, the Company's earnings fell significantly, resulting in a default in its credit facility for failing to meet certain financial covenants, a significant drop in the market price of Invatec Common Stock, and the suspension of the Company's acquisition program. Management of Invatec responded by implementing cost cuts, downsizing certain of its operations to fit the current level of business, and selling underperforming non-core assets. Invatec entered into an amended credit facility in March 1999 which prohibited acquisitions and provided for increasingly high overall borrowing costs if the facility were not substantially reduced or replaced by July 1, 1999.

     When the Company's business did not improve significantly during early 1999, the Board and management (i) retained Simmons & Company International ("Simmons") in April 1999 to develop a financial restructuring plan and explore strategic alternatives, (ii) engaged in preliminary discussions with private investors regarding an infusion of equity capital and with potential acquirors regarding a sale of stock or assets of the Company or certain of its subsidiaries and (iii) negotiated with its banks regarding an improved restructured credit facility. As part of its engagement, Simmons contacted various potential suitors or investors regarding their potential interest in the Company.

     On June 23, 1999 Rick Johnson, Vice President Business Development for Flowserve, telephoned William E. Haynes, Chairman and Chief Executive Officer of Invatec, advising Mr. Haynes that Flowserve would have potential interest in exploring mutual opportunities with Invatec. Mr. Haynes and Mr. Schugart, President of Invatec, discussed the call, and Mr. Schugart called Mr. Johnson on behalf of Invatec, resulting

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in Mr. Johnson and Mr. Schugart agreeing to meet, along with other officers of each company, on June 30, 1999.

     On June 30, 1999, Mr. Schugart and Pliny L. Olivier, Senior Vice President of Operations of Invatec, met with George Shedlarski, Vice President of Flowserve and President -- Flow Solutions Division, and Mr. Johnson, to discuss each company's business philosophy and the current operating environment, and to generally explore any similarities or complementary strengths of their respective businesses. Following the meeting the parties executed a confidentiality agreement and agreed to exchange selected information relative to Invatec's current and projected operations. The conversations were general in nature and did not involve price.

     On July 22, 1999, Messrs. Shedlarski, Johnson, John Wood, Director of Corporate Development for Flowserve, and Ronald F. Shuff, Vice President, Secretary and General Counsel for Flowserve, contacted Simmons and expressed an interest in further exploring a potential business combination between Flowserve and Invatec. Following the call, Simmons sent a detailed information package to Flowserve to assist Flowserve in analyzing a potential merger with Invatec and arriving at an initial valuation of Invatec.

     On August 3, 1999, Messrs. Schugart, Olivier, Shedlarski and Johnson met to discuss issues relating to a possible business combination between Flowserve and Invatec.

     On August 10, 1999, Simmons sent, via facsimile, a letter to Mr. Johnson requesting from Flowserve a preliminary indication of interest in writing, including a specific value for Invatec.

     On August 16, 1999, Mr. Johnson sent a letter to Simmons expressing a strong interest in Flowserve acquiring Invatec on a preliminary "full enterprise" valuation basis, including the assumption of debt, in a general valuation range. Mr. Schugart, Douglas R. Harrington, Jr., Chief Financial Officer for Invatec, and Simmons contacted Mr. Shuff to discuss the status of senior management and Board approval, the impact of supplier relationships on the valuation and the timing of due diligence. Mr. Schugart, after consulting with certain Board members, determined that Invatec should explore a transaction with Flowserve in that valuation range.

     On August 27, 1999, Messrs. Schugart, Olivier, Harrington, Shedlarski, Johnson, Shuff and Stephen A. Simone, Vice President Sales and
Operations -- Flow Solutions Division, met at Invatec's offices in Houston to discuss initial due diligence matters. Mr. Olivier and Mr. Simone agreed to visit both Flowserve and Invatec operating facilities during the following two weeks in order to better understand how a business combination might be effected and what operating synergies may exist between the two businesses. Mr. Olivier subsequently visited Flowserve sites in Benecia and Los Angeles, California, and Mr. Olivier and Mr. Simone jointly visited one Invatec site in Sulphur, Louisiana and Invatec and Flowserve sites in Tampa, Florida, Chicago, Illinois and Beaumont and Houston, Texas.

     From September 22 through 24, 1999, Messrs. Schugart, Olivier, Harrington, Simone, Robert A. Rhodes, Manager Sales and Operations -- Eastern U.S., John Sawyer, Controller -- Flow Solutions Division, J.P. Easton, Manager Service Operations -- U.S., and Andrew J. Beall, Vice President Sales -- Flow Control Division, met in Houston to ascertain the benefits which could be achieved from a combination of Invatec and Flowserve.

     On September 28, 1999, a special meeting of the Invatec Board was held at the Invatec offices in Houston to discuss, among other issues, the status of a potential transaction with Flowserve and other strategic alternatives. Mr. Schugart summarized the Flowserve proposal and the status of due diligence for the Board. In the course of negotiations with its primary lender for more favorable terms under Invatec's credit facility, management had presented to its syndicate of lending banks a proposal for a restructuring, and in August 1999 the lenders countered with their own proposal. At this meeting, the Board considered the proposal from its primary lenders, along with other preliminary expressions of interest from other interested parties, regarding a strategic restructuring of the Company. Following extensive discussion of the proposal and alternatives, the Board determined that the Flowserve proposal clearly provided the best opportunity for the stockholders as the potential price to be paid for the Company materially exceeded the price discussed in any of the other

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proposals. The Board authorized Invatec management to negotiate a firm proposal from Flowserve for future Board consideration.

     On October 8, 1999, Simmons and Messrs. Schugart, Harrington, Shuff and Johnson met to discuss a firm acquisition proposal for Invatec at the Flowserve offices in Dallas. Flowserve indicated that it was willing to pursue a transaction and offered, verbally, total consideration of $95 million on the basis of an overall full enterprise valuation of the Company, including the assumption of debt and payment of transaction costs. Flowserve's representatives also informed the Company's representatives and Simmons that, subject to satisfactory completion of a due diligence review and certain other conditions including negotiation of a definitive merger agreement and stockholder agreements, Flowserve would be willing to pay $95 million on this full enterprise valuation basis in cash for the Company, to be allocated between creditors and equity holders of the Company based on the Company reaching settlement agreements with its creditors.

     The parties agreed to reconvene, and on October 12, 1999, Simmons and Messrs. Schugart, Olivier and Harrington met with Mr. Shuff and Mr. Johnson at Invatec's offices in Houston to discuss and address the concerns which Flowserve had outlined and to present a counterproposal of $110 million on the same full enterprise basis. Mr. Shuff and Mr. Johnson then spoke privately on the telephone with C. Scott Greer, President and Chief Executive Officer of Flowserve, and ultimately made a verbal counteroffer of $105 million, which they characterized as their best and final offer and subject to satisfactory completion of customary due diligence. Mr. Schugart consulted with Mr. Haynes regarding the counter offer, and thereafter Mr. Schugart accepted the offer of $105 million, subject to Invatec Board approval.

     At a meeting of the Invatec Board on October 18, 1999, representatives of Simmons made a presentation updating the Board on the Flowserve offer, reviewing a current valuation of Invatec and various valuation methodologies, and outlining various other strategic alternatives that might be available to maximize shareholder value, and gave their verbal opinion that $105 million was a fair enterprise value for the Company. John R. Boyer, Jr. of Boyer, Ewing & Harris Incorporated, outside legal counsel to Invatec, discussed legal duties of the Board in connection with the proposed transaction with Flowserve. After extensive discussion of the terms of the Flowserve proposal, the Board unanimously approved pursuing a transaction to be structured as a tender offer by Flowserve at $105 million and authorizing Invatec management to negotiate a definitive merger agreement for Board consideration. Thereafter the Board discussed the fact that, if the Company paid the full face amount of each of the Company obligations, including its subordinated debt, price guarantees entered into in connection with various acquisitions by the Company, certain bank fees and related warrants (collectively the "Company Obligations"), and severance payments due under management employment agreements, holders of Common Stock would be entitled to receive an estimated $.80 per share (the "Initial Share Price") pursuant to the tender offer. The Board further discussed the concern expressed by certain directors who were also significant stockholders or representatives of significant stockholders, that a successful tender offer would require the tender by the stockholders of at least a majority of the shares of outstanding Common Stock of the Company and that it was unlikely that a majority of the shares would be tendered at the Initial Share Price. The Board discussed the fact that if the Tender Offer were unsuccessful, there would be a significant risk that the Company may be forced into a restructuring or even bankruptcy, in which case the holders of Company Obligations and Common Stock would likely receive substantially less than each would receive pursuant to the Flowserve proposal. To address this concern, the Board directed management to attempt to obtain from the holders of the Company Obligations certain voluntary reductions in the Company Obligations so as to increase the price available to be paid for the Common Stock in an effort to ensure a successful tender offer.

     On October 19, 1999, Mr. Johnson sent a written proposal, via facsimile, to Simmons confirming the valuation and preliminary terms of the proposed merger of Invatec and Flowserve.

     During the remainder of October and through mid-November of 1999, numerous meetings and telephone conversations took place between representatives of Flowserve and Flowserve's legal advisors, on the one hand, and representatives of Invatec, representatives of Simmons and Invatec's legal advisors, on the other hand, to conduct due diligence and negotiate the terms of a merger agreement. On October 29, 1999, in response to increased activity in the Company's stock, the Company issued a press release stating that it was engaged in

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

preliminary discussions with a potential acquiror, but that no agreement on terms had been reached and the due diligence investigation was not complete. Also in response to the increased activity in the Company's stock, Flowserve requested and Invatec agreed to pay Flowserve the out-of-pocket fees and expenses incurred by Flowserve in connection with this transaction if Invatec accepts a competing offer within six months after October 29, 1999 and the related transaction is consummated. This agreement terminated upon the execution of the Merger Agreement. As a result of negotiations with holders of the Company Obligations, the Company Obligations were reduced by approximately $9,588,000 and the tender offer price per share of Common Stock increased to $1.62. Agreement was reached in early November with the Selling Stockholders to enter into the Stockholder Agreements. In addition, extensive negotiations of termination events, termination fees and representations, warranties and covenants occurred in this time period.

     Prior to the special meeting of the Invatec Board held on November 17, 1999, each of the directors had been given the opportunity to review the Merger Agreement and certain related documents, in substantially definitive form. At the meeting of the Board, Mr. Boyer updated the Board regarding the Merger Agreement, the Rights Amendment and the Stockholder Agreements, and advised them that negotiations with Flowserve were substantially complete. Representatives of Simmons reviewed Simmons' analysis and methodology for the valuation of the Company. The Board and Mr. Boyer discussed various factors to be considered in analyzing a business combination with Flowserve and certain legal issues surrounding the approval. Simmons presented its opinion that the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. Based upon such discussions, presentations and opinion, the Board unanimously (i) determined that the Offer, the Merger and the execution of the Merger Agreement in substantially the form presented to it were advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved the Stockholder Agreements between the Selling Stockholders and the Purchaser and
(iii) recommended that the Company's stockholders accept the Offer and tender their Shares to Purchaser.

     Shortly after the Board meeting, Mr. Robert Alpert, who as the beneficial owner of 11.5% of the Shares had been previously advised regarding the Offer, called Mr. Schugart to ascertain the status of the transaction. Mr. Alpert had entered into a confidentiality agreement with the Company on April 13, 1999 and had expressed interest in financing a recapitalization of the Company or pursuing another transaction with the Company, but had never submitted a proposal to Invatec. Mr. Schugart advised Mr. Alpert that the Board had approved the Offer at $1.62 per share and intended to sign the Merger Agreement as soon as possible. In response to concerns expressed by Mr. Alpert regarding the sufficiency of the Merger Consideration, the Board reconvened a meeting on the afternoon of November 17, 1999 at which reconvened meeting it determined to invite Mr. Alpert to address his concerns to the Board. As a result, another Board meeting was held the morning of November 18, 1999, at which Mr. Alpert expressed his concerns and requested that the Board delay entering into the Merger Agreement for ten days during which time he could consider submitting a proposal or, in the alternative, modify the Merger Agreement to eliminate any termination fee for any superior proposal brought within ten days. After a discussion of Mr. Alpert's concerns, the Board unanimously reconfirmed its approval of the Merger Agreement, the Merger and the Offer. The Board directed Mr. Schugart to attempt to modify the Merger Agreement to eliminate the termination fee, but to proceed with signing of the Merger Agreement if that modification was unacceptable to Flowserve. Flowserve refused to so modify the Merger Agreement later that afternoon, and Mr. Schugart executed the Merger Agreement on behalf of Invatec later that evening.

     The Merger Agreement was approved by Flowserve's board of directors on November 16, and signed by all parties on November 18, 1999. Each of Invatec and Flowserve publicly announced the execution of the definitive Merger Agreement on the evening of November 18, and Flowserve commenced the Offer on November 22, 1999.

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     Reasons for the Recommendation

     In reaching its determination described in Item 4(a) above, the Board took into consideration a number of factors including (among others) the following:

          (i) information concerning Invatec's business and operations, future prospects, past, current and anticipated future financial performance, financial condition and competitive position, including the fact that, despite continued cost cuts and sales of underperforming non-core assets, overall profitability had not improved due to the high cost of funds under the credit facility and a prolonged downturn in the markets the Company serves;

          (ii) potential financial operating results and challenges, and the assumptions, variables and risks affecting such potential financial operating results and challenges;

          (iii) current and anticipated developments in the industry in which the Company operates including the prolonged downturn in the business of its customers in the exploration and production, petroleum refining, petrochemical, chemical and pulp and paper industries and uncertainty as to when such business would improve;

          (iv) the fact that the Company has either been in default or operating under default waivers under its credit facility for most of the past year (and the likelihood that defaults would continue and increasing uncertainty as to whether future waivers would be given by its lenders), its need for additional credit resources to finance anticipated future operations and the high cost of funds under its credit facility, all of which make it difficult to expand its business and improve profitability;

          (v) the historical trading prices for the Common Stock;

          (vi) the extensive activities conducted by management and the Company's financial advisor, Simmons, soliciting proposals from numerous other companies concerning a merger or other strategic transactions and the results of those activities;

          (vii) the negotiations between the Company, Simmons and Flowserve, leading to the Board's belief that the total "enterprise value" of $105 million represented the highest price that could be negotiated with Flowserve;

          (viii) the fact that the Merger Agreement provides for a prompt cash tender offer for all Shares, to be followed by a merger for the same consideration, thereby enabling all of the Company's stockholders to obtain the benefits of the transaction at the earliest possible time;

          (ix) the terms of the Merger Agreement, including termination rights, termination fees, operating, financial and other covenants, representations made and to be made by Invatec, the fact that the Offer and the Merger are not conditioned on financing, the provisions permitting the Company to consider other takeover proposals and to terminate the Merger Agreement in connection with entering into a definitive agreement for a superior proposal (and payment of a termination fee), and the views of Invatec's legal and financial advisors regarding certain of such terms;

          (x) alternatives to the Offer and the Merger, including remaining independent, a sale to or merger of all or part of the Company with a company other than Flowserve, and liquidation or reorganization of the Company, including the advantages and disadvantages of each and the likelihood of achieving transactions with other companies in a timely manner and at consideration to the holders of Common Stock and other holders of Company Obligations in excess of that offered by Flowserve;

          (xi) the information presented to the Board by Simmons, which involved discussions of various valuation analyses, the terms of the Offer and the Merger and other alternatives;

          (xii) the oral opinion of Simmons delivered to the Board at its special meeting held on October 18, 1999 that $105 million is a fair enterprise value for the Company. The advice of Simmons to the Board was confirmed in a written opinion letter dated November 16, 1999. Such opinion sets forth the scope of the investigation made, the procedures followed and assumptions made by Simmons in rendering its opinion. The full text of the opinion is attached hereto as Annex A, and stockholders are urged to read carefully such opinion in its entirety;

          (xiii) the unanimous determination of the Board that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company;

          (xiv) the effects of the announcement of the Offer and the Merger on Invatec employees, customers and manufacturers and the potential resulting effects on Invatec stockholder value;

          (xv) the likelihood of the successful completion of the Offer and the Merger and the risks of non-completion;

          (xvi) current market conditions and the relationship between the consideration to be received by Invatec stockholders in connection with the Offer and the Merger and the historical and recent market prices of the Shares, and the fact that the $1.62 per Share Offer price represents an approximately 30% premium over the last sales price of $1.25 per Share on the OTC Bulletin Board on November 18, 1999, the last trading day before the public announcement of the Merger Agreement; and

          (xvii) the availability of appraisal rights under Delaware law.

     The Board did not attach specific weight to any of the foregoing factors in reaching its conclusion that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by the Board.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to a letter agreement dated April 29, 1999, the Company retained Simmons to provide financial advisory services in connection with the Company's consideration of its strategic and financing alternatives, including a potential transaction resulting in a recapitalization of the Company or a business combination involving the Company and another party. Pursuant to such letter agreement, the Company, as compensation for such services, agreed to pay Simmons
(i) a non-contingent retainer fee of $50,000; (ii) a monthly advisory fee of $50,000, commencing August 1, 1999; and (iii) a contingent transaction fee of the greater of (a) $600,000 or (b) 3% of the first $10 million transaction value, 2% of the incremental transaction value between $10 and $20 million, and 0.9% of the incremental transaction value greater than $20 million. The retainer fee and the monthly advisory fee are to be credited against the transaction fee. The Company also has agreed to reimburse Simmons for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Simmons for certain losses, claims, damages or liabilities related to or arising out of its engagement.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Based upon the Company's records and upon information provided to the Company by its directors, executive officers and affiliates, neither the Company nor any of its affiliates nor, to the best of the Company's knowledge, any of the directors, executive officers, affiliates or subsidiaries of the Company or any of its affiliates, has effected any transactions in the Shares during the 60 days prior to the date hereof.

     (b) To the Company's knowledge based upon information provided to the Company by its directors, executive officers and affiliates, all of the Company's directors, executive officers and affiliates who own Shares currently intend to tender all of their Shares. See "Item 3 -- Stockholder Agreements" for a description of the agreement of certain executive officers to tender their shares in the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Appointments to Company's Board after the Offer

     The Information Statement attached as Annex B hereto is being furnished in connection with the intended designation by Flowserve, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company following the consummation of the Offer other than at a meeting of the Company's stockholders.

     Antitrust

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Invatec intends to file the required Notification and Report Form (the "Form") with the Antitrust Division and the FTC as soon as practicable following the commencement of the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a fifteen calendar day waiting period following the filing of the Form with respect to the Offer, unless either the Antitrust Division or the FTC requests additional information or material concerning the Offer, in which event the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance with such request. The Antitrust Division and the FTC may also terminate the waiting period prior to its scheduled expiration. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Invatec. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of applicable waiting periods under the HSR Act is a condition to Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of Shares pursuant to the Offer and shares of Common Stock pursuant to the Merger. At any time before or after Purchaser's acquisition of Shares, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or the consummation of the Merger, or seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Flowserve or its subsidiaries or the

Company or its subsidiaries. Private parties and state attorneys general may also bring actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or, if such a challenge is made, what the result thereof will be.

     State Takeover Laws

     The Company is incorporated under the laws of the State of Delaware.
Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (generally defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. As indicated in Item 4, the Company, pursuant to a resolution of the Board approving the Offer and the Merger, has rendered Section 203 of the DGCL inapplicable to the Offer and the Merger.

     A number of other states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar
v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions.

     The Company and its subsidiaries conduct business in a number of other states throughout the United States, some of which have enacted takeover laws and regulations. Neither Purchaser, Flowserve nor Invatec knows whether any or all of these takeover laws and regulations will by their terms apply to the Offer, and, except with respect to the DGCL, neither Purchaser, Flowserve nor Invatec has currently complied with any other state takeover statute or regulation. If it is asserted that any state takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser may be delayed in consummating the Offer, or may not be able, nor obligated, to accept for payment or pay for Shares tendered pursuant to the Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
           1             -- Opinion of Simmons & Company International dated November
                            17, 1999.*(Annex A hereto)
           2             -- The Company's Information Statement pursuant to Section
                            14(f) of the Exchange Act and Rule 14f-1 thereunder.*
                            (Annex B hereto)
           3             -- Agreement and Plan of Merger, dated as of November 18,
                            1999, by and among Invatec, Flowserve and Purchaser.
           4             -- Letter to Stockholders dated November 22, 1999 from
                            William E. Haynes, Chief Executive Officer of the
                            Company.*
           5             -- Offer to Purchase dated November 22, 1999.
           6             -- Certificate of Incorporation of the Company.
                            (incorporated by reference to Form 10-Q for the quarterly
                            period ended September 30, 1998, File No. 000-23231, Ex.
                            3.1)

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
           7             -- Amended and Restated Bylaws of the Company. (incorporated by reference to Form 10-Q for the quarterly period ended
                            September 30, 1998, File No. 000-23231, Ex. 3.2)
           8             -- Form of Indemnification Agreement. (incorporated by
                            reference to Form S-1, File No. 333-31617, Ex. 10.6)
           9             -- Rights Agreement by and between the Company and
                            ChaseMellon Shareholder Services, L.L.C., including form
                            of Rights Certificate attached as Exhibit B thereto.
                            (incorporated by reference to Form 10-Q for the quarterly
                            period ended September 30, 1997, File No. 000-23231, Ex.
                            4.5)
          10             -- Amendment to Rights Agreement dated as of November 18,
                            1999 between the Company and ChaseMellon Shareholder
                            Services, L.L.C., as Rights Agent.
          11             -- Press release of the Company dated November 18, 1999,
                            with respect to the Merger Agreement and Offer.
          12.1           -- Stockholder Agreement by and among Purchaser, Roger L.
                            Miller, William E. Haynes, Charles F. Schugart and
                            Douglas R. Harrington, Jr. dated as of November 18, 1999.
          12.2           -- Stockholder Agreement by and between Purchaser and Philip
                            Industrial Services Group, Inc. dated as of November 18,
                            1999.
          12.3           -- Stockholder Agreement by and between Purchaser and Philip
                            Environmental Services, Inc. dated as of November 18,
                            1999.

---------------

* Included in copies mailed to stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 22, 1999                    INNOVATIVE VALVE TECHNOLOGIES

                                            By:    /s/ WILLIAM E. HAYNES
                                              ----------------------------------

                                                Name: William E. Haynes
                                              ----------------------------------

                                                Title: Chief Executive Officer
                                              ----------------------------------

                                                                         ANNEX A

                           [SIMMONS & CO. LETTERHEAD]
--------------------------------------------------------------------------------

                               November 17, 1999

Board of Directors
Innovative Valve Technologies, Inc.
2 Northpoint Drive
Suite 300
Houston, TX 77060

Members of the Board:

     We understand that Innovative Valve Technologies, Inc. ("Invatec" or the "Company"), Flowserve Corporation ("Flowserve"), and a wholly owned subsidiary of Flowserve ("Subsidiary") propose to enter into an Agreement and Plan of Merger substantially in the form of the latest draft dated November 17, 1999 (the "Merger Agreement") which provides, among other things, for: (i) the commencement by Subsidiary of a tender offer (the "Tender Offer") for all the outstanding shares of common stock, par value $0.001 per share, of Invatec (the "Invatec Common Stock") for $1.62 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Subsidiary with and into Invatec. Pursuant to the Merger, Invatec will become a wholly owned subsidiary of Flowserve, and each outstanding share of Invatec Common Stock will be converted into the right to receive $1.62 per share in cash. For reference, the full terms and conditions of the Tender Offer and the Merger are set forth in the Merger Agreement. Unless the context otherwise requires, references in this letter to "Invatec" or "Company" include Invatec and its subsidiaries.

     You have requested the opinion of Simmons & Company International ("Simmons") as investment bankers as to the fairness, from a financial point of view, of the consideration to be received by the holders of Invatec Common Stock pursuant to the terms of the Merger Agreement.

     In conducting our analysis and arriving at our opinion expressed herein, we have considered such financial and other factors as we deemed appropriate under the circumstances including, without limitation, the following: (i) the Merger Agreement; (ii) certain publicly available financial statements and other information concerning the Company; (iii) certain internal business and financial information relating to the Company, including certain financial forecasts prepared by management of the Company and provided to Simmons by the Company; (iv) discussions of the past and current operations and the financial condition and prospects of the Company with senior executives of the Company;
(v) certain publicly available information concerning the trading of, and the trading market for, Invatec Common Stock; (vi) the financial performance of the Company and the trading prices and activity of Invatec Common Stock as compared to those of certain other comparable publicly-traded companies; and (vii) the terms and consideration of certain other acquisition transactions that we believe to be relevant. We also took into account our assessment of general economic, market and financial conditions and our experience in connection with similar transactions and securities' valuations generally. The opinion expressed herein is necessarily based upon conditions as they exist and can be evaluated on, and on the information made available at, the date hereof.

     In arriving at this opinion, we, with your consent, assumed and relied upon the accuracy and completeness of all the foregoing information and did not independently verify any of such information. With respect to financial forecasts, we utilized certain information set forth therein and assumed that such information was reasonably prepared on bases reflecting the best estimates and judgments of the management of the Company as to the future financial performance of the Company, as available at the time of preparation. We did not make or receive any independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company.

     We are serving as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. As an investment banking firm, we are engaged, among other things, in the valuation of businesses and their securities in connection with mergers and acquisitions, in the management and underwriting of sales of equity and debt to the public and in private placements of equity and debt. In addition, in the ordinary course of business, we may actively trade the securities of Invatec and Flowserve for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     You agree that this opinion letter is for the use and benefit of the Board of Directors of the Company, and may not be used for any other purpose without our prior written consent. This opinion does not address the merits of the underlying decision by the Company to enter into the Merger Agreement and does not constitute a recommendation to any Invatec stockholder as to how such stockholder should respond to the Tender Offer or vote on the Merger Agreement or Merger or on any matter related thereto. We are not expressing any opinion herein as to the prices at which Invatec Common Stock will trade following announcement of the Tender Offer or the Merger.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of Invatec Common Stock pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.

                                          Sincerely,

                                          SIMMONS & COMPANY INTERNATIONAL

                                                                         ANNEX B

                      INNOVATIVE VALVE TECHNOLOGIES, INC.

                       INFORMATION STATEMENT PURSUANT TO
                SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF
                  1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about November 22, 1999 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Innovative Valve Technologies, Inc. (the "Company" or "Invatec") to the holders of record of shares of Common Stock, par value $.001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser (as defined below) to the Board of Directors of the Company. On November 18, 1999 the Company, Flowserve Corporation, a New York corporation ("Parent" or "Flowserve")), and Forrest Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Flowserve (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Flowserve will cause Purchaser to commence a tender offer (the "Offer") for all outstanding Shares (including the associated rights to purchase Series A Junior Participating Preferred Stock) at a price of $1.62 per Share, and (ii) Purchaser will be merged into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Flowserve.

     The Merger Agreement provides that effective upon the payment by Purchaser for Shares pursuant to the Offer, Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors of the Company that equals the product of (i) the total number of directors on the Board (giving effect to the election or appointment of any additional directors pursuant to the terms of the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Parent and Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company has agreed that it will take all actions necessary to cause Purchaser's designees to be elected or appointed to the Board.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Schedule 14D-9 with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith.

     It is expected that Purchaser's designees will assume office promptly following the purchase by Purchaser of a majority of the outstanding Shares on a fully diluted basis pursuant to the terms of the Offer, which purchase cannot be earlier than December 21, 1999, and that, upon assuming the office, Purchaser's designees, together with the continuing directors of the Company, will thereafter constitute the entire Board.

     No action is required by the stockholders of the Company in connection with the election or appointment of Purchaser's designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14F-1 thereunder require the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

     Certain information contained in this Information Statement concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                        VOTING SECURITIES OF THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of November 22, 1999, there were 9,664,562 shares outstanding.

                         CURRENT DIRECTORS AND OFFICERS
                            AND FLOWSERVE DESIGNEES

OFFICER AND DIRECTOR BIOGRAPHICAL INFORMATION

     The following table sets forth certain information as of October 31, 1999, concerning each of the directors and executive officers of Invatec:

                                                                                        DIRECTOR
NAME                                     AGE                  POSITION                   CLASS
----                                     ---                  --------                  --------
William E. Haynes......................  56    Chairman of the Board and Chief            I
                                               Executive Officer
Charles F. Schugart....................  39    President and Director                    II
Pliny L. Olivier.......................  54    Senior Vice President -- Operations
Douglas R. Harrington, Jr. ............  34    Vice President and Chief Financial
                                               Officer, Treasurer and Secretary
Robert M. Chiste.......................  52    Director                                  III
Arthur L. French.......................  59    Director                                   I
Roger L. Miller........................  58    Director                                  II
Felix Pardo............................  61    Director                                  II
T. Wayne Wren..........................  50    Director                                  III

     Invatec's Board of Directors (the "Board") has three director classes, each of which, following a transitional period, has a three-year term, with one class being elected each year at that year's annual stockholders' meeting. Each director holds office until the annual meeting at which his term expires and shall serve until his successor has been duly elected and qualified or until his earlier death, resignation or removal. The term of the Class I Directors expires in 2001, the term of the Class II Directors expires in 1999, and the term of the Class III Directors expires in 2000.

     The Board appoints Invatec's executive officers annually to serve for the ensuing year or until their respective successors have been duly appointed. The executive officers and directors listed above have had the business experience indicated below during the last five years..

     WILLIAM E. HAYNES has been Chairman of the Board since May 1997 and Chief Executive Officer since March 1997. He also served as President of Invatec from March 1997 until October 1998 and as President and Chief Executive Officer of Invatec's predecessor, The Safe Seal Company, Inc., from November 1996 until March 1997. From July 1992 through December 1995, Mr. Haynes served as President and Chief Executive Officer of LYONDELL-CITGO Refining Company Ltd. Mr. Haynes is also a director of Philip Services Corp., an industrial and environmental services company ("Philip").

     CHARLES F. SCHUGART was elected Chief Financial Officer, Secretary and Treasurer of Invatec in March 1997, Senior Vice President -- Corporate Development in July 1997, and President in October 1998. He previously served for over 12 years in a variety of capacities with Arthur Andersen LLP, including most recently as Senior Manager. Mr. Schugart is a Certified Public Accountant. Mr. Schugart was elected a director of Invatec in February 1999.

     PLINY L. OLIVIER has been Senior Vice President -- Operations since March 1998. Prior thereto, Mr. Olivier had been President of GSV, Inc., currently a subsidiary of Invatec, since November 1985.

     DOUGLAS R. HARRINGTON, Jr. has served as Vice President of Invatec since March 1997, and was elected Treasurer in August 1998, and Secretary and Chief Financial Officer in October 1998. Mr. Harrington also served as Assistant Treasurer, Assistant Secretary and Corporate Controller of Invatec from March 1997 until October 1998. Prior to February 1997, he served in various capacities, including most recently as Controller -- U.S. Operations for Gundle/SLT Environmental, Inc. from March 1992 through May 1995 and from January 1996 until February 1997. From May 1995 through December 1995, Mr. Harrington served as Senior Manager -- Accounting for BSG Consulting, Inc. Mr. Harrington is a Certified Public Accountant.

     ROBERT M. CHISTE has been a director of the Company since October 1997. He was President, Industrial Services Group, of Philip from July 1997 until May 1998 and has served as Chairman of TriActive, Inc. since that date. He served as Vice Chairman of Allwaste, Inc. ("Allwaste"), a provider of industrial and environmental services, from May 1997 through July 1997, President and Chief Executive Officer of Allwaste from October 1994 through July 1997 and a director of Allwaste from January 1995 through August 1997. Philip acquired Allwaste in July 1997. Allwaste and the other subsidiaries of Philip filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on June 25, 1999. Prior to October 1994, Mr. Chiste served as Chief Executive Officer and President of American National Power, Inc. and as Senior Vice President of Transco Energy Company. Mr. Chiste is a director of Franklin Credit Management Corp., a New York-based financial services company, and Pentacon, Inc., a distributor of fasteners and small parts to original equipment manufacturers.

     ARTHUR L. FRENCH has been a director of the Company since October 1997. He served as Chairman of the Board, Chief Executive Officer and President of Metals USA, Inc., a metals processor and manufacturer of metal components, from December 1996 until his retirement on October 27, 1999. From 1989 to 1996, Mr. French served as Executive Vice President and a director of Keystone International, Inc., a manufacturer of industrial valves and controls, with responsibility for domestic and international operations.

     ROGER L. MILLER founded The Safe Seal Company, Inc. ("SSI") in 1991 and was its President until December 1996 when he became Chairman of the Board of SSI. He resigned as an officer and director of SSI immediately prior to Invatec's initial public offering in October 1997. Mr. Miller engaged in private investments until January 1999 when he founded and became Chief Executive Officer of Outsource Management, Inc., a Houston based company organized to provide outsourcing procurement services for large buyers of precision manufactured products. Mr. Miller was elected a director of Invatec in November 1998.

     FELIX PARDO has been a director of Philip since March 1994 and was the Chief Operating Officer of Philip from March 1998 until his appointment as President and Chief Executive Officer in May 1998. Mr. Pardo resigned that position in November 1998. Philip filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code, and similar proceedings under Canadian law, on June 25, 1999. Mr. Pardo is currently serving as Chairman of Dyckerhoff, Inc., a cement and building materials company. From May 1992 to March 1998, Mr. Pardo was the President and Chief Executive Officer of Ruhr-American Coal Corporation. Mr. Pardo was elected a director of the Company in August 1998 pursuant to the request of Philip, the Company's largest shareholder, that it have a representative on the board of directors.

     T. WAYNE WREN, JR. has been a director of the Company since October 1997. He is currently a financial consultant. He served as Senior Vice President of PSC Enterprises, Inc., a subsidiary of Philip, from July 1997 to March 1998 and served as Senior Vice President-Chief Financial Officer and Treasurer of Allwaste from March 1996 through July 1997, having served as its Vice President-Chief Financial Officer since November 1995. Each of those subsidiaries of Philip filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on June 25, 1999. From January 1994 to November 1995, Mr. Wren was an independent financial consultant. He also provided financial consulting services to Allwaste pursuant to a consulting agreement from January 1994 to June 1994.

FLOWSERVE DESIGNEES

     Purchaser has informed the Company that it designates Bernard G. Rethore,
C. Scott Greer, Hugh K. Coble, Diane C. Harris, George T. Haymaker, Jr., Michael
F. Johnston, Charles M. Rampacek, Renee J. Hornbaker and Ronald F. Shuff to be elected as directors of Invatec (the "Flowserve Designees") . Purchaser has informed the Company that each Flowserve Designee has consented to act as a director. Certain biographical information concerning each is presented below. Such biographical information has been furnished by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

     Each of the Flowserve Designees is a citizen of the United States. None (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to Purchaser's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Purchaser that, to Purchaser's knowledge, none has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"). It is expected that none of Flowserve's Designees will receive any compensation for services performed in his or her capacity as a director of the Company.

     BERNARD G. RETHORE has been Chairman of the Board of Directors and Chief Executive Officer of Parent since 1997 and also President from November 1998 to July 1999. Since September 1999, Mr. Rethore has shared the Office of Chief Executive with C. Scott Greer, Parent's current President and Chief Operating Officer, who is expected to succeed Mr. Rethore as Chief Executive Officer in 2000. Mr. Rethore was Chairman of the Board of BW/IP, Inc. (prior to its merger with Parent) in 1997 and served as its President, Chief Executive Officer and a director from 1995 to 1997. He was Senior Vice President of Phelps Dodge Corporation and President of Phelps Dodge Industries, its diversified international manufacturing business, from 1989 to 1995. Previously, Mr. Rethore had been President and Chief Executive Officer of Microdot Industries, the diversified manufacturing business of Microdot, Inc. Mr. Rethore is also a director of Maytag Corporation, a manufacturer of residential and commercial appliances of wire, cable and cord products for the electronics industry.

     C. SCOTT GREER has been President, Chief Operating Officer and a director of Parent since July 1999. During the transition in 2000 to Mr. Greer's future role as Chief Executive Officer when Bernard G. Rethore, Parent's current Chairman and Chief Executive Officer, is expected to step down, Mr. Greer and Mr. Rethore will comprise the Office of Chief Executive. From 1997 to July 1999 Mr. Greer was President of UT Automotive, a supplier of electrical, electronic and interior trim systems and components for the automotive industry. From 1980 to 1997 Mr. Greer held various positions, including President, Chief Operating Officer and a director, with Echlin, Inc., a global provider of automotive original equipment and aftermarket products.

     HUGH K. COBLE has served as a director of Parent since 1994. Mr. Coble is the Vice Chairman Emeritus of Fluor Corporation, a major engineering and construction firm. Mr. Coble joined Fluor Corporation in 1966, where he held a series of increasingly responsible management positions and had been a director from 1984 until his retirement in 1997. Mr. Coble is also a director of Beckman Instruments, Inc., a company that sells medical instruments, and a director of ICO Global Communications, a telecommunications business.

     DIANE C. HARRIS has served as a director of Parent since 1993. Ms. Harris is President of Hypotenuse Enterprises, Inc., a merger and acquisition services and corporate development outsourcing company. Ms. Harris was Vice President of Corporate Development for Bausch & Lomb, an optics and health care products company, from 1981 to 1996. Ms. Harris was a director of the Association for Corporate Growth from 1993 to 1998 and its President from 1997 to 1998.

     GEORGE T. HAYMAKER, Jr. has served as a director of Parent since 1997. Mr. Haymaker has been Chairman and Chief Executive Officer of Kaiser Aluminum Corporation since 1994. Before joining Kaiser in 1993 as its President and Chief Operating Officer, Mr. Haymaker had worked with a private partner in the acquisition and redirection of several metal fabricating companies. He had also been Executive Vice President of Alumax and held various positions at Alcoa, including Vice President and Treasurer and Group Vice President of International Operations.

     MICHAEL F. JOHNSTON has served as a director of Parent since 1997. Mr. Johnston has been President of Americas Automotive Group of Johnson Controls, Inc., a company serving the automotive and building services industries, since 1997. He was Vice President and General Manager of ASG Interior Systems Business of Johnson Controls, Inc. during 1997, Vice President and General Manager of the Johnson Controls Battery Group from 1993 to 1997, Vice President and General Manager of SLI Battery Division from 1991 to 1993 and Vice President and General Manager of the Specialty Battery Division from 1989 to 1991.

     CHARLES M. RAMPACEK has served as a director of Parent since 1998. Mr. Rampacek has been President and Chief Executive Officer of Lyondell-Citgo Refining L.P., a manufacturer of petroleum products, since 1996. Previously, Mr. Rampacek was employed by Tenneco, Inc., where he served as President of Tenneco Gas Transportation Company from 1992 to 1996, and as Executive Vice President of Tenneco Gas operations from 1989 to 1992.

     RENEE J. HORNBAKER has served as Vice President and Chief Financial Officer of Parent since December 1997. Ms. Hornbaker was Vice President of Business Development and Chief Information Officer for Parent during 1997 and prior to its merger with Parent, had served as Vice President of Finance and Chief Financial Officer of BW/IP, Inc. in 1997 and Vice President of Business Development from 1996 to 1997. She was employed by Phelps Dodge Industries from 1991 to 1996, last serving as Director of Business Analysis and Planning.

     RONALD F. SHUFF has served as a Vice President of Parent since 1990, and as its Secretary and General Counsel since 1989.

BOARD ORGANIZATION AND MEETINGS

     During 1998, the Board of Directors held six meetings and acted one time by unanimous written consent. Each member of the Board of Directors attended at least 75% of all meetings of the Board of Directors and its committees of which he was a member.

     The Board of Directors has four standing committees and a Special Committee which was constituted in August, 1998.

     Audit Committee. The Audit Committee recommends the independent public accountants to be selected by the Board of Directors for stockholder approval each year and acts on behalf of the Board of Directors in reviewing with the independent public accountants, the chief financial and chief accounting officer and other corporate officers various matters relating to the adequacy of the Company's accounting policies and procedures and financial controls and the scope of the annual audits by the independent public accountants. The Audit Committee consists of Messrs. French and Wren. During 1998, the Audit Committee held two meetings (which all members of the committee attended).

     Compensation Committee. The Compensation Committee is authorized to establish the general compensation policy for the officers and directors of the Company and annually reviews and establishes officers' salaries and participation in benefit plans, prepares reports required by the Commission and approves the directors' compensation. The Compensation Committee consists of Messrs. Chiste and Pardo. During 1998, the Compensation Committee held two meetings (which all members of the committee attended) and acted two times by unanimous written consent.

     Executive Committee. The Executive Committee may exercise all powers of the Board of Directors and exists primarily to deal with issues and transactions that require approval between regular meetings of the entire Board. The Executive Committee consists of Messrs. Haynes, Chiste, Wren and Pardo. During 1998, the Executive Committee held one meeting (which all members of the committee attended) and acted fifteen times by unanimous written consent.

     Nominating Committee. The Nominating Committee reviews the size and composition of the Board of Directors, designates new directors by classes and makes recommendations with respect to nominations for the election of directors. The Nominating Committee consists of Messrs. Haynes, Chiste and French. The Nominating Committee met once in 1998 (which all members of the committee attended). The Nominating Committee will consider nominees proposed by stockholders, if such proposals are submitted in writing in accordance with the Bylaws of the Company to the Corporate Secretary at the address of the Company's corporate offices reflected herein.

     Special Committee. The Special Committee was established by the Executive Committee and confirmed by the full Board of Directors in August 1998 for the purpose of reviewing the Company's strategic alternatives, including any potential business combination, sale, recapitalization or other significant strategic transaction, and making recommendations relating thereto to the full Board of Directors. The members of the Special Committee are Messrs. Chiste, Miller and Wren. During 1998, the Special Committee held two meetings (which all members of the committee attended).

DIRECTORS' REMUNERATION

     The Company currently pays each director who is not a Company employee (a "Nonemployee Director") a fee of $1,000 for each Board meeting attended and each Board committee meeting attended (except for committee meetings held on the same day as Board meetings). In addition, on the date of the annual meeting of stockholders in 1998 the Company awarded to each Nonemployee Director options to purchase 10,000 shares of Common Stock pursuant to the Company's 1997 Incentive Plan (the "Incentive Plan"). Each of the directors elected to the Board after the annual meeting of stockholders automatically received on the date of his election options to purchase that portion of 10,000 shares represented by the portion of the year remaining from his election until the next annual meeting of stockholders. Additionally, in August 1998, the Board of Directors granted each Nonemployee Director an option to purchase 10,000 shares and each Nonemployee Director who served on the Special Committee of the Board an additional option to purchase of 5,000 shares (the "August Options").

     Options granted to Nonemployee Directors have a seven year term, are granted at an exercise price equal to the fair market value of a share of Common Stock on the date of the grant and vest in annual increments of one-third beginning on the first anniversary of the date of the grant, except for the August Options which begin to vest one-third on the date of grant. The Company does not pay any additional compensation to its employees for serving as directors, but will reimburse all directors for out-of-pocket expenses they incur in connection with attending Board or Board committee meetings or otherwise in their capacity as directors.

EMPLOYMENT AGREEMENTS

     The Company has employment agreements with Messrs. Haynes, Schugart, Olivier and Harrington. Each of the agreements with the Company's current executive officers provides for an annual minimum base salary and entitles the employee to participate in all of the Company's compensation plans (as defined) in which executive officers of the Company participate. Mr. Haynes' agreement has a continuous term of three years, Mr. Schugart's agreement has a continuous term of two years, and Messrs. Olivier and Harrington's agreements have two year terms, in each case subject to the right of either party to terminate the employee's employment at any time.

     If the employment of Messrs. Haynes or Schugart is terminated by reason of that employee's death or disability (as defined), by the Company without cause (as defined) or by the employee for good cause (as defined), the employee or his estate will be entitled to a lump-sum payment equal to a multiple (three for Mr. Haynes and two for Mr. Schugart) of his highest annual salary and incentive bonuses. If a change of control (as defined) of the Company occurs, each of Mr. Haynes and Mr. Schugart may terminate his employment at any time during the 730-day period beginning 270 days following that event and receive the same lump-sum payment together with such amount as may be necessary to hold him harmless from the consequences of any resulting excise or other similar purpose tax relating to "parachute payments" under the Internal Revenue Code of 1986, as amended. Under a separate Termination Agreement between the Company and Mr. Olivier, if Mr. Olivier's employment is terminated by the Company without cause, including following a change in control (as defined), Mr. Olivier will be entitled to a lump sum payment equal to his highest annual salary during the three years ended immediately prior to his termination. Under a similar Termination Agreement between the Company and Mr. Harrington, if Mr. Harrington's employment is terminated by the Company without cause, including following a change in control (as defined), Mr. Harrington will be entitled to a lump sum payment equal to two times his highest annual salary during the three years ended immediately prior to his termination.

     The Company's maximum aggregate salary payment obligation to its executive officers under these agreements upon the consummation of the Offer would be $2,440,000, however Mr. Haynes has voluntarily reduced the severance amount due him by $600,000, resulting in a net severance payment amount of

$1,840,000. For information with regard to bonuses to be paid to Messrs. Schugart, Harrington and Olivier in connection with the Merger, see "Executive Compensation". The Company has also agreed to forgive loans made to Messrs. Haynes and Schugart in 1998 to pay the tax liability on shares of Company stock issued to them in January 1997. See "Certain Relationships and Related Transactions".

     Each agreement contains a covenant limiting competition with the Company for two years following termination of employment, except for Mr. Harrington's agreement which contains a one year covenant. The Company also has employment agreements with officers of the subsidiaries of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     In 1998 the Compensation Committee consisted of Michael A. Baker, Tommy E. Knight and Mr. Chiste. Since February 1999, the Compensation Committee has consisted of Messrs. Chiste and Pardo. Mr. Chiste was the chief executive officer of Allwaste prior to its acquisition by Philip in July 1997, and President, Industrial Services Group, of Philip from July 1997 until May 1998. Mr. Pardo was the President of Philip until November, 1998 and currently serves as a director of that company. Mr. Haynes, the Chairman of the Board and Chief Executive Officer of Invatec, also serves on the Board of Philip.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of October 31, 1999, the "beneficial ownership" (as defined by the SEC) of the Common Stock of (i) each person known to the Company to beneficially own more than 5% of its outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) the executive officers of the Company named in the Summary Compensation Table and (iv) all executive officers and directors of the Company as a group. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

                                                              SHARES BENEFICIALLY
                                                                   OWNED(1)
                                                              -------------------
NAME                                                           NUMBER     PERCENT
----                                                          ---------   -------
Philip Services Corp.(2)....................................  2,340,716    21.3%
     100 King Street,
     P.O. Box 2440, LCD 1
     Hamilton, Ontario Canada L8N 4J6
Robert Alpert...............................................  1,269,700    11.5
     The Alpert Companies
     Three Allen Center
     333 Clay, Suite 4150
     Houston, Texas 77002
Wellington Management Company, LLP(3).......................    925,000     8.4
     75 State Street
     Boston, Massachusetts 02109
Roger L. Miller(4)..........................................    566,872     5.2
     P.O. Box 572843
     Houston, Texas 77257
William E. Haynes...........................................    431,298     3.8
Charles F. Schugart.........................................    192,137     1.7
Pliny L. Olivier............................................     88,854     *
Douglas R. Harrington, Jr. .................................    105,335     *
Curry B. Walker, Jr.(5).....................................    209,171     1.9
Denny A. Rigas..............................................     22,710     *
Robert M. Chiste............................................     66,668     *
Arthur L. French............................................     23,334     *
Felix Pardo.................................................      5,005     *
T. Wayne Wren, Jr. .........................................     46,668     *
Executive officers and directors as a group (11 persons)....  1,758,052    16.0

---------------

 *  Less than 1%

(1) For purposes of this table, a person is deemed to have beneficial ownership of any shares of Common Stock which he has the right to acquire on or within 60 days of October 31, 1999. Shares shown include the following number of shares subject to options: Mr. Miller -- 3,653; Mr. Haynes -- 284,633; Mr. Schugart -- 134,337; Mr. Olivier -- 88,854; Mr. Harrington -- 88,335; Mr. Walker -- 30,000; Mr. Rigas -- 22,710; Mr. French -- 23,334; Mr.
    Pardo -- 5,005; Mr. Wren -- 41,668; Mr. Chiste -- 26,668; and all executive officers and directors as a group -- 749,197.

(2) Shares shown are directly owned by wholly owned subsidiaries of Philip, as follows: Philip Industrial Services Group, Inc. -- 2,185,758 shares and Philip Environmental Services, Inc. -- 154,958 shares. The address of both Philip subsidiaries is 5151 San Felipe, Suite 1600, Houston, Texas 77056. Anthony

    Fernandes, the Chief Executive Officer of Philip, has sole voting and investment power respecting the shares of which Philip is the beneficial owner, subject to the direction of that corporation's board of directors. Mr. Fernandes disclaims beneficial ownership of those shares.

(3) Wellington Management Company, LLP is a registered investment adviser that shares the voting and investment power over the shares held in its name.

(4) Mr. Miller is the direct beneficial owner of 425,400 shares and, as the owner of Computerized Accounting and Tax Services, Inc., is the beneficial owner of the 137,819 shares owned by that corporation.

(5) Shares shown include 179,171 shares issuable on the conversion of a convertible subordinated note at an initial conversion price of $16.90 per share.

                             EXECUTIVE COMPENSATION

     The following table sets forth information regarding the compensation earned by the Company's Chief Executive Officer, its three other most highly compensated executive officers whose salary and bonus exceeded $100,000 and two former executive officers, for services rendered to the Company during 1998 and 1997:

                           SUMMARY COMPENSATION TABLE

                                                                                                  LONG-TERM
                                                           ANNUAL COMPENSATION               COMPENSATION AWARDS
                                                   -----------------------------------   ---------------------------
                                                                                           SHARES           ALL
                                                                          OTHER ANNUAL   UNDERLYING        OTHER
NAME AND PRINCIPAL POSITION                 YEAR    SALARY      BONUS     COMPENSATION    OPTIONS       COMPENSATION
---------------------------                 ----   --------    --------   ------------   ----------     ------------
William E. Haynes.........................  1998   $174,970(1) $     --     $     --       10,000(2)      $     --
  Chairman of the Board and Chief           1997    125,000(3)  127,750      724,700(4)   347,966(2)(5)         --
  Executive Officer
Charles F. Schugart.......................  1998    179,167          --           --      128,750(2)            --
  President                                 1997    151,042(6)  122,500      150,000(7)   138,608(2)(5)         --
Pliny L. Olivier..........................  1998    170,552          --        4,000      126,250(2)            --
  Senior Vice President -- Operations       1997    124,694(8)   59,545           --      100,000(2)            --
Douglas R. Harrington, Jr. ...............  1998    102,887          --           --      103,750(2)            --
  Vice President and Chief Financial        1997     72,958(6)   34,000       15,000(9)    61,356(2)            --
  Officer, Treasurer and Secretary
Curry B. Walker, Jr.(8)...................  1998    150,000          --           --           --               --
  Former Vice President -- Quality,         1997     83,785       3,714        5,383       40,000               --
  Safety, and Engineering
Denny A. Rigas(6).........................  1998    134,399          --        6,800           --               --
  Former Senior Vice President --           1997    111,892      25,000           --      122,710          110,674(10)
  Technology and Marketing

---------------

 (1) Effective October 1, 1998, Mr. Haynes voluntarily reduced his annual salary from $200,000 to $100,000, retaining the right to prospectively reinstate his full salary at a later time.

 (2) The 1997 amounts include options granted in 1997 which were surrendered in 1998 as follows: Mr. Haynes -- 10,000 options with an exercise price of $13.00; Mr. Schugart -- 50,000 options with an exercise price of $9.00 and 50,000 options with an exercise price of $13.00; Mr. Olivier -- 20,000 options with an exercise price of $9.00, 20,000 options with an exercise price of $13.00, and 60,000 options with an exercise price of $15.75; and Mr. Harrington -- 25,000 options with an exercise price of $9.00 and 25,000 options with an exercise price of $13.00.

 (3) Represents salary from May 1997. Mr. Haynes did not receive any salary prior thereto.

 (4) Represents a one-time $300,000 bonus paid on the closing of the IPO in October 1997 and a January 1997 award of SSI common stock valued at $424,700 for federal income tax purposes.

 (5) Includes shares subject to options into which previously outstanding options granted in 1997 to purchase shares of common stock of SSI were converted in the October 1997 merger pursuant to which SSI became a subsidiary of the Company as follows: Mr. Haynes -- 250,000 and Mr. Schugart -- 100,000.

 (6) Represents salary for 1997 from date of employment of February for Messrs. Schugart and Harrington and June for Mr. Rigas. Mr. Rigas' employment with the Company terminated September 28, 1998.

 (7) Represents a one-time $50,000 bonus and a January 1997 award of SSI common stock valued at $100,000 for federal income tax purposes.

 (8) Salary for 1997 is from post-acquisition date of March 1997 for Mr. Olivier and June 1997 for Mr. Walker. Mr. Walker resigned as an executive officer of the Company on February 15, 1999.

 (9) Represents a one-time bonus paid on the closing of the IPO.

(10) Represents a one-time advance for moving expenses under Mr. Rigas' employment agreement.

     The Company has awarded the following bonuses to its executive officers for extraordinary services in connection with the negotiation and consummation of the Merger: Mr. Schugart -- $225,000, Mr. Olivier -- $175,000 and Mr.
Harrington -- $150,000. Such amounts would be payable upon consummation of the Merger. See also "Certain Relationships and Related Transactions" for a description of the forgiveness of loans made to certain executive officers.

OPTION GRANTS

     The following table sets forth information regarding the options granted during 1998 to the executive officers named in the Summary Compensation Table:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                  INDIVIDUAL GRANTS                    POTENTIAL REALIZABLE
                                  -------------------------------------------------      VALUE AT ASSUMED
                                  NUMBER OF    % OF TOTAL                              ANNUAL RATES OF STOCK
                                    SHARES      OPTIONS                               PRICE APPRECIATION FOR
                                  UNDERLYING   GRANTED TO                                 OPTION TERM(2)
                                   OPTIONS     EMPLOYEES    EXERCISE    EXPIRATION    -----------------------
NAME                              GRANTED(1)    IN 1998      PRICE         DATE          5%           10%
----                              ----------   ----------   --------   ------------   ---------    ----------
William E. Haynes...............    10,000          2%       $2.75     August 2005     $11,195      $ 26,090
Charles F. Schugart.............    10,000          2%        2.75     August 2005      11,195        26,090
                                   118,750         27%        2.00     October 2004     96,686       225,320
Pliny L. Olivier................    70,000         16%        2.75     August 2005      78,367       182,628
                                    56,250         13%        2.00     October 2004     45,799       106,731
Douglas R. Harrington, Jr. .....    10,000          2%        2.75     August 2005      11,195        26,090
                                    93,750         21%        2.00     October 2004     76,331       177,884

---------------

(1) During 1998, the executive officers name above surrendered options granted in 1997 as follows: Mr. Haynes -- 10,000 options with an exercise price of $13.00; Mr. Schugart -- 50,000 options with an exercise price of $9.00 and 50,000 options with an exercise price of $13.00; Mr. Olivier -- 20,000 options with an exercise price of $9.00, 20,000 options with an exercise price of $13.00, and 60,000 options with an exercise price of $15.75; and Mr. Harrington -- 25,000 options with an exercise price of $9.00 and 25,000 options with an exercise price of $13.00.

(2) Calculated on the basis of the indicated rate of appreciation in the value of the Common Stock, compounded annually from the assumed fair market value on the date of grant to the end of the option term.

AGGREGATE OPTION HOLDINGS AND YEAR-END VALUES

     No options to purchase Common Stock were exercised during 1998 by any of the named executive officers. The following table presents information regarding the value of options outstanding at December 31, 1998 for each of the executive officers named in the Summary Compensation Table:

                                                     NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                                OPTIONS AT FISCAL YEAR-END       AT FISCAL YEAR END(1)
                                                ---------------------------   ---------------------------
NAME                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                            -----------   -------------   -----------   -------------
William E. Haynes.............................    221,299        126,667       $153,121        $    --
Charles F. Schugart...........................    101,316         66,042         93,772         33,428
Pliny L. Olivier..............................     51,456         74,794         15,834         15,834
Douglas R. Harrington, Jr. ...................     61,564         53,542         44,140         26,391
Curry B. Walker, Jr. .........................     20,000         20,000             --             --
Denny A. Rigas................................     22,710             --         35,496             --

---------------

(1) The closing price for the Common Stock on the Nasdaq National Market was $2.56 per share on December 31, 1998. Value is calculated on the basis of the difference between the option exercise price and $2.56.

                               PERFORMANCE GRAPH

     The Company's Common Stock was quoted on the Nasdaq National Market from the date of the IPO through May 5, 1999. Since that date, trades in the Common Stock have been listed on the Nasdaq Over-the-Counter Bulletin Board market.

     The following graph compares the percentage change in the market value of the Company's Common Stock to the cumulative total stockholder return (change in stock price plus reinvested dividends) of the Russell 200 Index for the period from October 23, 1997, the date the Common Stock began trading on a when-issued basis in connection with the IPO, to October 31, 1999. In addition, the graph includes a comparison for the same period to a peer group index the Company has created (the "Peer Group Index"). The six peer issuers comprising the Peer Group Index are Chart Industries Inc., Corrpro Companies Inc., Denali Inc., Industrial Holdings Inc. and ITEQ Inc. Each of the issuers comprising the Peer Group Index provides industrial services and equipment to the petroleum refining, petrochemical, pulp and paper, electric utility and other utility industries and each is an active consolidator in the industry. The Peer Group Index was weighted for market capitalization.

                              [PERFORMANCE GRAPH]

     The performance of the Company's Common Stock reflected above is not necessarily indicative of future performance of the Common Stock. The total return on investment for the period shown for the Company, the Russell 200 Index, and the Peer Group Index is based on the stock price or composite index at October 23, 1997.

     The performance graph appearing above shall not be deemed incorporated by reference by any general statement incorporating this Information Statement by reference into any filing under the Securities Act of 1933, as amended, or under the Exchange Act, and will not be deemed filed under either of those Acts except to the extent that the Company specifically incorporates this information by reference.

           REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

OVERVIEW

     The Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") is responsible for establishing a general compensation policy for officers and employees of the Company, preparing any reports that may be required relating to officer compensation and approving any increases in director's fees. The Compensation Committee is composed of Messrs. Chiste and Pardo.

     The Company's executive compensation program has been designed to assist the Company in attracting, motivating and retaining the executive talent necessary for the Company to maximize its return to stockholders. To this end, this program provides competitive compensation levels and incentive pay levels that vary based on corporate, business unit (for business unit positions) and individual performance.

     The Company's executive compensation program has been designed to assist the Company in attracting, motivating and retaining the executive talent necessary for the Company to maximize its return to stockholders. To this end, this program provides competitive compensation levels and incentive pay levels that vary based on corporate, business unit (for business unit positions) and individual performance. The Company's compensation program for executives consists of three key elements: a base salary; a performance-based annual bonus; and periodic grants of stock options.

     The Compensation Committee believes that this three-part approach best serves the interests of the Company and its stockholders. It enables the Company to meet the requirements of the highly competitive environment in which the Company operates while ensuring that executive officers are compensated in a way that advances both the short-term and long-term interests of its stockholders. Under this approach, compensation for these officers involves a high proportion of pay that is dependent on maximizing long-term returns to stockholders. The annual bonuses depend on the Company's financial performance for the previous year.

BASE SALARY

     The Company has employment agreements with its Chief Executive Officer, three of its other executive officers named in the Summary Compensation Table and certain of the officers of its subsidiaries. Either the Company or SSI entered into these agreements in connection with either its hiring of the executive officer or its acquisition of the officer's prior employer. These agreements provide for minimum base annual salaries the Company may increase, but cannot decrease. Any increases in these base salaries, the base salaries of the Company's other officers and any changes in those salaries will be based upon recommendations by the Company's Chief Executive Officer, taking into account such factors as competitive industry salaries, a subjective assessment of the nature of the position, and the contribution and experience of the officer. Performance for base salary purposes is assessed on a qualitative, rather than a quantitative, basis. No specific performance formula or weighting of factors is used in determining base salary levels.

ANNUAL BONUS

     For the year ended December 31, 1998, the Compensation Committee approved an award program under the 1997 Incentive Plan under which certain executive officers could be awarded a percentage of his 1998 base salary based on the Company's targeted 1998 earnings per share, or, in the case of key employees whose responsibilities were more aligned to a particular subsidiary of the Company, on the financial performance of that subsidiary during 1998. In 1998, the Company did not meet its 1998 earnings per share target. As a result, no awards were paid under the 1998 award program. The Compensation Committee has not approved an award program for the year ending December 31, 1999.

STOCK OPTIONS

     Prior to the IPO, the stockholders and the Board of Directors of the Company adopted the Incentive Plan. The objectives of the Incentive Plans are to
(i) attract and retain the services of key employees, qualified independent directors and qualified consultants and other independent contractors and (ii) encourage the sense of proprietorship in and stimulate the active interest of those persons in the development and financial success of the Company by making awards designed to provide those participants in the Incentive Plan with a proprietary interest in the growth and performance of the Company. Stock options align the interests of employees and stockholders by providing value to the option holder through stock price appreciation only. In 1998, the Company granted 264,236 options (net of forfeitures) under the Incentive Plan to officers and other employees of the Company. In all cases, the exercise price of the options was equivalent to or greater than the fair market value of the Common Stock at the time of those grants.

     The Compensation Committee is authorized to make stock option awards periodically at its discretion based on recommendations of the Chief Executive Officer. Stock option grant sizes have been evaluated by regularly assessing competitive market practices, the overall performance of the Company, the Company's historical financial success, its future business plans and the individual's position and level of responsibility within the Company. These factors have been assessed subjectively and not weighted. Under the Merger Agreement, the Company is prohibited from granting awards under the Plan and is obligated to seek termination of all outstanding options under the Plan effective upon the consummation of the Merger.

1998 CHIEF EXECUTIVE OFFICER PAY

     As described above, the Compensation Committee considers several factors in developing an executive compensation package. For the Chief Executive Officer, these factors include competitive market pay practices, performance level, experience, contributions toward achievement of strategic goals and the overall financial and operations success of the Company. The Compensation Committee took no specific action regarding the Chief Executive Officer's compensation in 1998, but Mr. Haynes voluntarily reduced his annual salary from $200,000 to $100,000 effective October 1, 1998, retaining the right at the beginning of each quarter to prospectively reinstate his full salary.

     This report shall not be deemed incorporated by reference by any general statement incorporating this Information Statement by reference into any filing under the Securities Act or the Exchange Act and shall not be deemed filed under either of such statutes except to the extent that the Company specifically incorporates this information by reference.

     This report is furnished by the Compensation Committee of the Board of Directors.

                                          Robert M. Chiste (Chairman)
                                          Felix Pardo

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

LOANS TO EXECUTIVE OFFICERS

     At October 31, 1999, Invatec had outstanding interest-free loans to Messrs. Haynes and Schugart made pursuant to their employment agreements in the principal amounts of $174,338 and $41,050, respectively, to enable them to pay the federal income taxes attributable to the stock awards made to them in 1997 and reflected in the Summary Compensation Table above under "Other Annual Compensation." The loans, which are evidenced by promissory notes, may be repaid, at the option of the maker, in cash or shares of Common Stock valued at its market value at the time of payment. The Company believes the terms of these loan are more favorable to Messrs. Haynes and Schugart than the terms available from disinterested third parties. The Company has agreed to forgive these loans upon consummation of the Merger.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons holding more than 10% of a registered class of the Company's equity securities to file with the SEC initial reports of ownership, reports of changes in ownership and annual reports of ownership of Common Stock and other equity securities of the Company. Such directors, officers and stockholders are also required to furnish the Company with copies of all such filed reports. Based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during 1998, the Company believes that all Section 16(a) reporting requirements related to the Company's directors and executive officers were timely fulfilled during 1998.

                               INDEX TO EXHIBITS

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
           1             -- Opinion of Simmons & Company International dated November
                            17, 1999.*(Annex A hereto)
           2             -- The Company's Information Statement pursuant to Section
                            14(f) of the Exchange Act and Rule 14f-1 thereunder.*
                            (Annex B hereto)
           3             -- Agreement and Plan of Merger, dated as of November 18,
                            1999, by and among Invatec, Flowserve and Purchaser.
           4             -- Letter to Stockholders dated November 22, 1999 from
                            William E. Haynes, Chief Executive Officer of the
                            Company.*
           5             -- Offer to Purchase dated November 22, 1999.
           6             -- Certificate of Incorporation of the Company.
                            (incorporated by reference to Form 10-Q for the quarterly
                            period ended September 30, 1998, File No. 000-23231, Ex.
                            3.1)
           7             -- Amended and Restated Bylaws of the Company. (incorporated by reference to Form 10-Q for the quarterly period ended
                            September 30, 1998, File No. 000-23231, Ex. 3.2)
           8             -- Form of Indemnification Agreement. (incorporated by
                            reference to Form S-1, File No. 333-31617, Ex. 10.6)
           9             -- Rights Agreement by and between the Company and
                            ChaseMellon Shareholder Services, L.L.C., including form
                            of Rights Certificate attached as Exhibit B thereto.
                            (incorporated by reference to Form 10-Q for the quarterly
                            period ended September 30, 1997, File No. 000-23231, Ex.
                            4.5)
          10             -- Amendment to Rights Agreement dated as of November 18,
                            1999 between the Company and ChaseMellon Shareholder
                            Services, L.L.C., as Rights Agent.
          11             -- Press release of the Company dated November 18, 1999,
                            with respect to the Merger Agreement and Offer.
          12.1           -- Stockholder Agreement by and among Purchaser, Roger L.
                            Miller, William E. Haynes, Charles F. Schugart and
                            Douglas R. Harrington, Jr. dated as of November 18, 1999.
          12.2           -- Stockholder Agreement by and between Purchaser and Philip
                            Industrial Services Group, Inc. dated as of November 18,
                            1999.
          12.3           -- Stockholder Agreement by and between Purchaser and Philip
                            Environmental Services, Inc. dated as of November 18,
                            1999.

---------------

* Included in copies mailed to stockholders of the Company.